SECURITIES AND EXCHANGE COMMISSION

[Release No. IC – 30808; 812-14232]

RBS Securities Inc. and Citizens Investment Advisors; Notice of Application and

Temporary Order

November 25, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them

from section 9(a) of the Act, with respect to an injunction entered against RBS Securities

Inc. ("RBS Securities") on November 25, 2013, by the United States District Court for

the District of Connecticut (the "District Court") until the Commission takes final action

on an application for a permanent order. Applicants also have applied for a permanent

order.

Applicants: RBS Securities and Citizens Investment Advisors ("Citizens IA"), a

separately identifiable department of RBS Citizens, N.A. (each an "Applicant" and

collectively, the "Applicants").[1]

Filing Date: The application was filed on November 7, 2013, and amended on November

25, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

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[1]   Applicants request that any relief granted pursuant to the application also apply to any existing company of which RBS Securities is an affiliated person within the meaning of section 2(a)(3) of the Act (an "Affiliated Person") and to any other company of which RBS Securities may become an Affiliated Person in the future (together with the Applicants, the "Covered Persons") with respect to any activity contemplated by Section 9(a) of the Act.

writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 20, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: RBS Securities, 600 Washington Boulevard, Stamford, CT 06901; Citizens IA, c/o RBS Citizens Financial Group Inc., 101 Park Avenue, 10th Floor, New York, NY 10178.

For Further Information Contact: David J. Marcinkus, Senior Counsel, at 202-551-6882 or David P. Bartels, Branch Chief, at 202-551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a temporary order and summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   RBS Securities, a Delaware corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is an indirect wholly-owned subsidiary of the Royal Bank of Scotland Group plc ("RBSG"). RBS Securities does not serve as investment adviser, depositor or principal underwriter to any registered investment company. Citizens IA, an investment adviser registered under

the Investment Advisers Act of 1940, is a separately identifiable department of RBS Citizens, N.A., which is an indirect wholly-owned subsidiary of RBSG and bank subsidiary of RBS Citizens Financial Group, Inc. ("CFG"). CFG is a wholly-owned subsidiary of RBSG. Citizens IA serves as investment sub-adviser to one management investment company registered under the Act, Aquila Narragansett Tax-Free Income Fund (the "Fund"). The Applicants and other Covered Persons may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the conditions of the temporary order and the permanent order.

2.   On November 7, 2013, the Commission filed a complaint (the "Complaint") against RBS Securities in the District Court in a civil action captioned *Securities and Exchange Commission v. RBS Securities Inc*. The Complaint alleged that RBS Securities violated sections 17(a)(2) and (3) of the Securities Act of 1933 (the "Securities Act") arising out of a single offering of residential mortgage-backed securities in 2007 (the "Conduct"). In settlement of this action, RBS Securities submitted an executed Consent of Defendant RBS Securities Inc. (the "Consent"). In the Consent, RBS Securities agreed to the entry of a final judgment, without admitting or denying the allegations made in the Complaint (other than those relating to the jurisdiction of the District Court over it and the subject matter, solely for the purposes of this action). On November 25, 2013, the District Court entered a judgment against RBS Securities (the "Judgment")[2] that enjoined RBS Securities from violating, directly or indirectly, sections 17(a)(2) and (a)(3) of the Securities Act (the "Injunction"). Additionally, pursuant to the

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2   *Securities and Exchange Commission v. RBS Securities Inc.,* Case Number 1:13-cv-01643-WWE (D. Conn. Nov. 25, 2013).

Judgment, RBS Securities will pay disgorgement, prejudgment interest and a civil monetary penalty.

Applicants' Legal Analysis:

1.	Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company, or a principal underwriter for any registered open-end investment company, registered UIT, or registered face-amount certificate company (such activities, collectively, "Fund Services Activities"). Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any Affiliated Person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others: (A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; and (C) any person directly or indirectly controlling, controlled by, or under common control, with the other person. Applicants state that RBS Securities is an Affiliated Person of Citizens IA. Applicants state that, taken together, sections 9(a)(2) and 9(a)(3) would have the effect of precluding Citizens IA from acting as a sub-adviser to the Fund.

2.	Section 9(c) of the Act provides that, upon application, the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) of the Act if it is established that these provisions, as applied to the Applicants, are

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unduly or disproportionately severe or that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and other Covered Persons from the disqualification provisions of section 9(a).

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the Conduct did not involve any of the Applicants' Fund Service Activities. Applicants state that RBS Securities does not serve in any of the capacities described in section 9(a) of the Act. In addition, Applicants state that the Conduct did not involve the Fund, or the assets of the Fund, with respect to which the Applicants provided Fund Service Activities.

5.   Applicants also state to the best of their knowledge (i) none of the current directors, officers, or employees of Citizens IA that are involved in providing Fund Service Activities (or any other persons in such roles during the time period covered by the Complaint) had knowledge of or participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction; (ii) the directors, officers and employees at RBS Securities who participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction have had no, and will not have any, involvement in providing Fund Service Activities on behalf of the Applicants or other Covered Persons; and (iii) because the personnel of

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Citizens IA did not participate in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction, the shareholders of the Fund were not affected any differently than if the Fund had received services from any other non-affiliated investment adviser or principal underwriter.

6. Applicants submit that they have taken sufficient remedial actions to address the conduct that served as the basis for the Injunction and that granting the exemption requested is consistent with the public interest and the protection of investors.

7. Applicants state that the inability of Citizens IA to continue providing Fund Service Activities to the Fund would result in the Fund and its shareholders facing potential hardship. Applicants state that they will distribute to the board of trustees of the Fund (the "Board") written materials describing the circumstances that led to the Injunction, any impact on the Fund, and the application. The written materials will include an offer to discuss the materials at an in-person meeting with the Board, including the directors who are not "interested persons" of the Fund as defined in section 2(a)(19) of the Act, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. Applicants state that they will provide the Board with the information concerning the Injunction and the application that is necessary for the Fund to fulfill its disclosure and other obligations under the federal securities laws.

8. Applicants state that if Citizens IA were barred from providing investment advisory services to the Fund, the effect on its businesses and employees would be severe. Applicants state that Citizens IA has committed substantial capital and other resources to establish an expertise in sub-advising registered investment companies. Applicants further state that prohibiting Citizens IA from providing Fund Service Activities would not only adversely affect its business, but would also adversely affect its

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employees that are involved in those activities. Applicants state that many of these employees could experience significant difficulties in finding alternative fund-related employment.

9.	Applicants state that Applicants and certain other affiliated persons of the Applicants have previously received an order under section 9(c) of the Act, as the result of conduct that triggered section 9(a), as described in greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from November 25, 2013, until the Commission takes final action on their application for a permanent order.

By the Commission.

Kevin M. O'Neill
Deputy Secretary